Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West announces its results for the first quarter ended March 31,
     2008

     CALGARY, May 6 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
("Penn West") is pleased to announce its results for the first quarter ended
March 31, 2008 with the Canetic and Vault operations included from mid-January
2008.

     <<

     Canetic and Vault Closings

     -   Production for the first quarter of 2008 was approximately
         201,800 boe(1) per day including the Canetic Resources Trust
         ("Canetic") and Vault Energy Trust ("Vault") assets from January 1,
         2008. Production consisted of approximately 114,177 barrels per day of crude oil and NGL and 526 mmcf per day of natural gas.
     -   Penn West Energy Trust closed its acquisitions of Canetic on
         January 11, 2008 and Vault on January 10, 2008. The reported results of operations and funds flow(2) include the Canetic and Vault assets from these closing dates forward.

     Operations

     -   Reported production averaged 192,291 boe per day in the first quarter of 2008 compared to 128,024 boe per day in the fourth quarter of
         2007.
     -   Reported crude oil and NGL production averaged 109,016 barrels per day and natural gas production averaged approximately 500 mmcf per day in the first quarter of 2008.
     -   Capital expenditures excluding corporate acquisitions totalled
         $278 million including $4 million of net asset dispositions and we drilled 115 net wells in the first quarter with a success rate of
         96 percent.

     Financial

     -   Funds flow of $632 million ($1.76 per unit-basic (2)) in the first quarter of 2008 was 81 percent higher than funds flow of
         $349 million ($1.44 per unit-basic) realized in the fourth quarter of
         2007. With the Canetic and Vault assets included from January 1, 2008 pro forma funds flow for the first quarter of 2008 was $653 million
         ($1.74 per unit-basic).
     -   Net income in the first quarter of 2008 was $78 million ($0.22 per unit-basic) compared to net income of $127 million ($0.53 per unit-
         basic) in the fourth quarter of 2007, which included $106 million of one-time future income tax recoveries related to tax rate reductions.
     -   Netbacks(2) of $40.57 per barrel of oil equivalent were 37 percent higher than the first quarter of 2007.

     (1) Please see "Oil and Gas Information Advisory" below for information regarding the term "boe".
     (2) The terms "funds flow", "funds flow per unit-basic" and "netbacks"
         are non-GAAP measures. Please see "Non-GAAP Measures Advisory"
         and "Calculation of Funds Flow" below.

     Distributions

     -   Penn West's Board of Directors recently resolved to keep the Trust's distribution level at $0.34 per unit, per month, for the months of
         May, June and July based on current forecasts of commodity prices,

         production levels and planned capital expenditures.

     Commodity Environment

     -   The price of crude oil continues to set record highs. Demand growth in Asia and several OPEC countries continues at historically high levels while supply growth remains behind the pace of demand growth.
         The net result is greater reliance on OPEC's unutilized capacity, which is expected to become further strained as the year progresses.
     -   Heavy oil differentials have narrowed substantially in the first quarter of 2008 compared to fourth quarter 2007, but remain wider than the first quarter of 2007.
     -   Natural gas prices began to rebound in the first quarter of 2008. The past winter started with the largest North American natural gas inventory levels in history. The second half of winter was colder than recent years resulting in a rapid erosion of inventory levels.
         Also contributing to the inventory decrease was a year-over-year reduction in liquefied natural gas ("LNG") imports as cold weather and unscheduled downtime at several nuclear power plants overseas drew more LNG than expected away from North American markets.

     Alberta Royalty Update

     -   The new royalty framework continues to be under review with the objective of avoiding "unintended consequences" of the plan. In April
         2008, the Government of Alberta announced a new program supporting producers in the development of deep oil and gas reserves that would have been uneconomic under the new framework. These incentives apply to oil exploration wells deeper than 2,000 metres and gas exploration and development wells deeper than 2,500 metres.

     Financing

     -   On April 30, 2008, the Company priced the issuance of US$480 million and CAD$30 million of proposed senior unsecured notes on a private placement basis primarily in the United States maturing in eight to
         12 years, and bearing interest at 6.12 percent to 6.40 percent with an average rate of approximately 6.25 percent. The note issuance is expected to close on or about May 29, 2008 and the Company expects to apply the proceeds to the repayment of bank debt.

     HIGHLIGHTS
                                                  Three months ended March 31
                                            ----------------------------------
                                                 2008        2007    % change
     -------------------------------------------------------------------------
     Financial
     (millions, except per unit amounts)

     Gross revenues(1)                      $   1,136   $     582          95
     Funds flow                                   632         311         103
       Basic per unit                            1.76        1.31          34
       Diluted per unit                          1.75        1.30          35
     Net income                                    78          96         (19)
       Basic per unit                            0.22        0.41         (46)
       Diluted per unit                          0.22        0.40         (45)
     Total expenditures, net                      278         216          29
     Long-term debt at period-end(2)            3,639       1,402         160
     Distributions paid(3)                  $     337   $     242          39

     Operations

     Daily production
       Natural gas (mmcf/d)                       500         340          47
       Light oil and NGL (bbls/d)              81,678      49,106          66
       Heavy oil (bbls/d)                      27,338      22,610          21
     -------------------------------------------------------------------------
     Total production (boe/d)                 192,291     128,447          50
     -------------------------------------------------------------------------
     Average sales price
       Natural gas (per mcf)                $    7.98   $    7.59           5
       Light oil and NGL (per bbl)              88.77       59.49          49
       Heavy oil (per bbl)                      66.64       41.03          62

     Netback per boe
       Sales price                          $   68.35   $   50.08          36
       Risk management                          (3.41)       0.29        (100)
     -------------------------------------------------------------------------
       Net sales price                          64.94       50.37          29
       Royalties                                12.25        9.63          27
       Operating expenses                       11.64       10.70           9
       Transportation                            0.48        0.53          (9)
     -------------------------------------------------------------------------
       Netback                              $   40.57   $   29.51          37
     -------------------------------------------------------------------------

     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Excluding convertible debentures assumed on the Canetic and Vault acquisitions.
     (3) Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.

     DRILLING PROGRAM
                                                  Three months ended March 31
                                ----------------------------------------------
                                                 2008                    2007
                                ----------------------------------------------
                                    Gross         Net       Gross         Net
     -------------------------------------------------------------------------
     Natural gas                       81          42          49          21
     Oil                               78          46          53          37
     Dry                                4           4           4           3
     -------------------------------------------------------------------------
                                      163          92         106          61
     Stratigraphic and service         23          23          15          15
     -------------------------------------------------------------------------
     Total                            186         115         121          76
     -------------------------------------------------------------------------
     Success rate(1)                              96%                     95%
     -------------------------------------------------------------------------
     (1) Success rate is calculated excluding stratigraphic and service wells.

     UNDEVELOPED LANDS
                                                               As at March 31
                                            ----------------------------------
                                                 2008        2007    % change
     -------------------------------------------------------------------------
     Gross acres (000s)                         4,804       3,996          20
     Net acres (000s)                           3,927       3,577          10
     Average working interest                     82%         90%          (9)
     -------------------------------------------------------------------------

     FARM-OUT ACTIVITY
                                                  Three months ended March 31
                                            ----------------------------------
                                                             2008        2007
                                            ----------------------------------
     Wells drilled on farm-out lands(1)                        33          90
     -------------------------------------------------------------------------
     (1) Wells drilled on Penn West lands, including re-completions and re-
         entries, by independent operators pursuant to farm-out agreements.

     CORE AREA ACTIVITY

                                                                  Undeveloped
                                                        Net wells  land as at
                                                      drilled for    March 31,
                                                        the three        2008
                                                     months ended  (thousands
                                                         March 31,     of net
     Core Area                                               2008       acres)
     -------------------------------------------------------------------------
     Gas                                                       35       1,791
     Light oil                                                 27       1,097
     Heavy oil                                                 53       1,039
     -------------------------------------------------------------------------
                                                              115       3,927
     -------------------------------------------------------------------------

     TRUST UNIT DATA
                                                  Three months ended March 31
                                            ----------------------------------
     (millions of units)                         2008        2007    % change
     -------------------------------------------------------------------------
     Weighted average
       Basic                                    359.5       237.4          51
       Diluted                                  361.2       239.7          51
     Outstanding as at March 31
       Basic                                    374.9       238.0          58
       Basic plus trust unit rights             399.9       252.7          58
     -------------------------------------------------------------------------

     On January 11, 2008, Penn West issued approximately 124.3 million trust units on the closing of the Canetic acquisition and approximately 5.6 million units on the closing of the Vault acquisition on January 10, 2008.

                           Letter to our Unitholders
     -------------------------------------------------------------------------
     >>

     The first quarter of 2008 was a time of great activity throughout Penn
West. Our asset base expanded considerably in mid-January as we closed the acquisitions of Canetic Resources Trust ("Canetic") and Vault Energy Trust
("Vault"). While certainly not without challenges, we have been pleased with the integration process to date and are comfortable that the successes seen throughout the first quarter will continue. Operationally, Penn West executed a $278 million capital development program during the first quarter and drilled a total of 115 net wells at costs lower than budgeted.
     Pro forma production for the quarter, with Canetic and Vault included from January 1, 2008 averaged 201,800 barrels of oil equivalent ("boe") per day, in-line with our expectations particularly given the cold weather experienced throughout February. Average operating netbacks were robust at
$40.57 per boe compared to $29.51 per boe in the first quarter of 2007.
Netbacks from light oil and natural gas liquids reached $49.82 per boe, which was an increase of 47 percent year-over-year. Much of this increase can be attributed to recent record commodity prices, which have continued to rise subsequent to quarter end. Funds flow, with Canetic and Vault included post-close was $632 million ($1.76 per unit basic) in the first quarter of
2008, 103 percent higher than in the same quarter of 2007. Our distribution payout ratio in the first quarter of 2008 was below our targeted 60 percent.
     The forecasted 2008 capital development budget of $960 million includes approximately $60 million for the Peace River Oil Sands, $65 million for CO2 and waterflood improvements, $170 million for optimization activities and
$50 million for environmental activities. Current guidance is for pro forma production volumes to average between 195,000 - 205,000 boe per day for 2008.
Using assumed commodity prices of US$107.00 per bbl WTI oil, $8.50 per GJ at
AECO for natural gas and an average CAD/USD exchange rate of par for 2008,
Penn West's funds flow is expected to be $2.7 billion to $2.9 billion for this year. Should commodity prices remain reasonably close to the current forward strip prices, our payout ratio would remain below our targeted range. This lower payout ratio(1) would afford us the opportunity to apply additional funds to debt repayment, adding strength to our balance sheet(2).
     In the first quarter of 2008, oil prices reached record highs in U.S.
dollar terms, and natural gas prices rallied. The Canadian dollar remained relatively solid against the U.S. dollar while financial markets continue to be volatile as longer-term bond yields remain at historically depressed levels. Current commodity prices remain strong, and oil prices continue to break record highs.
     Greenhouse gas emissions are increasingly moving to the fore of the political agenda both federally and provincially. This signals a significant step forward in our growing enhanced oil recovery ("EOR") programs as both governments and CO2 emitters seek a means through which they can reduce the amount of greenhouse gases released each year. We are actively working with all stakeholders to secure appropriate and adequate CO2 sources for our growing EOR projects. Bill Andrew has been appointed to sit on the Alberta
Carbon Capture and Storage Development Council. This council will develop
Alberta's plan to move ahead with carbon capture and storage projects throughout Alberta by the fall of 2008.
     We will continue to focus on our potential, and follow a strategy that facilitates future development of our extensive asset base. With our strong track record in light oil, waterflood recovery and enhanced recovery, it follows that we should look for similar light oil pools in other basins. As well as offering opportunity to recapitalize and re-energize assets through new ideas and technologies, we see these as structural options providing improved portfolio and risk management, which are important for a producer of our magnitude. Penn West exited the first quarter of 2008 with unprecedented strength, including a suite of high-quality conventional and unconventional projects with mid to long-term exploration, development and enhanced oil recovery potential, industry-leading ownership of western Canada's largest legacy light oil pools, and an enterprise value in excess of $15 billion. We are committed to realizing the maximum value of Penn West for our unitholders.
     There were several key additions to the management team at Penn West during the first quarter. Of note was the addition of Murray Nunns as
President and Chief Operating Officer. Mr. Nunns has 29 years of growth oriented oil and natural gas experience, and brings to Penn West a long history of consistent success as an exploration and operational executive.
Subsequent to the end of the quarter, Ms. Hilary Foulkes joined the management team as Senior Vice President, Acquisitions and Divestitures. Ms. Foulkes
arrives at Penn West having spent the last eight years with one of the most prominent oil and gas asset clearing houses in North America. Ms. Foulkes is a professional geologist with more than 20 years experience in the oil and gas industry. Her wealth of experience and keen insight into deal flow both here in Canada as well as the U.S. will position Penn West to better capitalize on opportunities as we seek to rationalize our extensive portfolio of assets.
     We continue to assess and apply new technology aimed at increasing ultimate recovery rates to the largest portfolio of light oil properties in the Western Canadian Sedimentary Basin. During the first quarter of 2008, we drilled two vertical in-fill wells within the Pembina 'A' Lease pilot and expect the Horizontal CO2 pilot construction at Pembina to be completed and on-stream mid-second quarter of 2008. The CO2 pilot in South Swan Hills is currently in the final stages of construction with an expected on-stream time of early next quarter. Our pilot projects at Pembina and South Swan Hills continue to enhance our long-term potential for enhanced light oil recovery and sequestration of greenhouse gases using CO2 injection miscible flooding.
     Subsequent to the end of the first quarter, we took actions to diversify our capital structure. On April 30, 2008 we announced a proposed offering of notes to be issued on a private placement basis, primarily in the United
States, with an aggregate principal amount of US$480 million of guaranteed senior notes plus $30 million in Canadian dollar denominated notes maturing from eight to 12 years. We will use the proceeds of the notes to repay a portion of our outstanding bank debt. We are focused on continuing to maintain a strong and diversified balance sheet.
     On behalf of the board and staff of Penn West Energy Trust, we wish to thank our unitholders for their continuing support of our initiatives to unlock the value in our conventional assets and long-term projects. We would also like to thank our staff for their commitment in building for the future for continuing success.

     <<
     On behalf of the Board of Directors,

     (signed) "William E. Andrew"            (signed) "Murray R. Nunns"
     William E. Andrew                       Murray R. Nunns
     Chief Executive Officer                 President and Chief Operating
      and Director                            Officer

     Calgary, Alberta
     May 6, 2008

     (1) The term "payout ratio" is a non-GAAP measure. Please see "Non-GAAP
         Measures Advisory" below.
     (2) For further guidance explanations see "Outlook" below.

     Outlook

     This outlook section is included to provide unitholders with information as to management's expectations as at May 6, 2008 for production, funds flow and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".
     Oil prices reached record levels during the first quarter of 2008 and have strengthened further since March 31, 2008. The outlook for natural gas prices has improved leading to significant increases in our 2008 forecast prices for both commodities. We continue to expect the Canadian dollar will remain strong compared to the U.S. dollar for the remainder of 2008. Including the Canetic and Vault acquisitions, Penn West continues to forecast 2008 production of between 195,000 boe per day and 205,000 boe per day. Based on an average forecast WTI oil price of US$107.00 per barrel, an average $8.50 per GJ natural gas price at AECO and an average CAD/USD exchange rate of par for
2008, our funds flow forecast for 2008, as at May 6, 2008, is between $2.7 billion and $2.9 billion ($7.15 to $7.70 per unit-basic). Consistent with our budget, we continue to estimate 2008 net capital expenditures of approximately
$960 million. In addition, other components of funds flow have been modestly adjusted to reflect experience gained to date in 2008.
     Our prior forecast, released on February 22, 2008, was based on a commodity price forecast for 2008 of WTI oil price of US$80.00 per barrel, an
AECO natural gas price of $6.75 per GJ and a CAD/USD exchange rate of par. At that time, based on those prices, we forecasted funds flow between $2.0 billion and $2.1 billion ($5.30 to $5.57 per unit-basic).

     >>

     Non-GAAP Measures Advisory

     The above information includes non-GAAP measures not defined under generally accepted accounting principles ("GAAP"), including funds flow, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess the ability to fund distributions and planned capital programs. Netback or netbacks is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties and operating costs. Payout ratio represents distributions divided by funds flow and is used to assess the adequacy of funds flow remaining to fund capital programs.

     Calculation of Funds Flow

     <<
                                                  Three months ended March 31
                                            ----------------------------------
     (millions, except per unit amounts)                     2008        2007
     -------------------------------------------------------------------------
     Cash flow from operating activities                $     367   $     296
     Increase in non-cash working capital                     251           5
     Asset retirement expenditures                             14          10
     -------------------------------------------------------------------------
     Funds flow                                         $     632   $     311
     -------------------------------------------------------------------------
     Basic per unit                                     $    1.76   $    1.31
     Diluted per unit                                   $    1.75   $    1.30
     -------------------------------------------------------------------------
     >>

     Oil and Gas Information Advisory

     Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:
our intention to issue additional senior unsecured notes, including the principal amount thereof, the material terms thereof, the timing thereof and the anticipated use of proceeds derived therefrom; the nature and quality of our assets and our ability to successfully develop those assets; the long-term exploration, development and enhanced oil recovery potential of our conventional and unconventional projects; the possibility of expanding our asset base beyond the western Canadian sedimentary basin and the benefits to be derived from such an expansion; our intention to rationalize certain assets; our ability to successfully apply new technology to increase recovery rates on our light oil properties and sequester greenhouse gases in the process; our business strategies and plans, including the timing for putting certain carbon dioxide pilot projects on stream; future distribution levels;
the information set forth under the heading "Outlook" and elsewhere herein regarding management's current expectations as to commodity prices,
U.S./Canadian dollar exchange rates, production volumes, funds flow and net capital expenditures for 2008, including the intended allocation of capital expenditures; our anticipated payout ratio for 2008 and how we will apply excess funds flow that is not distributed to unitholders; our ability to replicate the success we experienced during the first quarter; our ability to secure carbon dioxide sources for our enhanced oil recovery projects.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: that we will close our proposed issuance of senior unsecured notes on substantially the same terms and within substantially the same time frame as disclosed herein, and that we will use the proceeds therefrom in the manner disclosed herein; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities.
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: a delay in closing or the failure to close our proposed private placement of senior unsecured notes, or the issuance of such notes on less favourable terms than contemplated herein; volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources;
competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally;
industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production;
changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;
political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust and
Canetic Resources Trust; changes in tax laws; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described in Penn West's public filings
(including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Investor Information

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.
     A conference call will be held to discuss Penn West's results at 9:00
a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time, on May 7, 2008.
The North American conference call number is 866-250-4907 toll-free or
416-646-3095 in the Toronto area. A taped recording will be available until
May 14, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code
21267696 followed by the pound sign. This call will be broadcast live on the
Internet and may be accessed directly on the Penn West website
www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2217380.
     Penn West expects to file its Management's Discussion and Analysis and unaudited interim financial statements on SEDAR and EDGAR shortly.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 22:04e 06-MAY-08